Venable LLP

750 E. Pratt Street, Suite 900

Baltimore, MD 21202

October 26, 2020	Eric R. Smith T 410.528.2355 F 410.244.7742 ERSmith@Venable.com

Via EDGAR and E-mail

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Attn: Valian A. Afshar, Special Counsel

100 F. Street, N.E.

Washington, DC 20549

Re:          TESSCO Technologies Incorporated

Definitive Additional Materials filed under cover of Schedule 14A

Filed on October 19, 2020 by Robert B. Barnhill, Jr., et al. (“Mr. Barnhill”)

File No. 001-33938

Dear Mr. Afshar:

We are writing on behalf of Mr. Barnhill in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 21, 2020 (the “Comment Letter”), with respect to the letter to shareholders filed as definitive additional materials on October 19, 2020 (the “DFAN14A”) in connection with Mr. Barnhill’s solicitation of consents from the shareholders of TESSCO Technologies Incorporated (the “Company”) to remove and replace John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy, and Morton F. Zifferer, Jr.  (collectively, the “Subject Directors”).

For your convenience, the comments from the Comment Letter are restated in italicized print and, where applicable, bold print prior to Mr. Barnhill’s response.

1.              Please provide support for the following statements:

•                  “REMOVE VALUE DESTRUCTIVE TESSCO BOARD MEMBERS” (emphasis added)

•                  “[T]his will be the first and most critical step toward stopping further value destruction . . . .” (emphasis added)

•                  “Should the Board continue to turn a blind eye to shareholder concerns, several critical operational issues will go unremedied, ultimately leading to further value destruction.” (emphasis added)

•                  “[T]he Board patted itself on the back for capital allocation decisions that were obviously value destructive.” (emphasis added)

For example, with respect to the last bullet, the surrounding disclosures indicate that the Company has pursued revenue growth in the Public Carriers segment relative to its other revenue segments. However, it is not clear based on such disclosures that the value of the Company has declined or that any such decline resulted from the Board’s capital allocation decisions. To the extent you are unable to provide adequate support for the above statements, please revise these disclosures and refrain from including such statements in future soliciting materials.

Mr. Barnhill has a reasonable factual basis for making the statements quoted above regarding the Subject Directors and, more generally, the actions (or inaction) of the Board of Directors of the Company (the “Board”) that has caused destruction of value.  The Subject Directors have comprised a majority of the Board for the last five years (with Mr. Gaffney joining the Board in June 2018).  During that time, the Company’s total shareholder return (“TSR”) has dropped approximately 68%(1) (with TSR down approximately 67%(2) since Mr. Gaffney joined the Board). This is clear evidence of the value destruction caused by the Subject Directors.  Under Delaware law, the Company “shall be managed by or under the direction of a board of directors,” and such a significant loss of value of the Company is the responsibility of the Board.(3)

During this time of significant value loss, Mr. Barnhill expressed to the Subject Directors on many occasions his concerns with the trajectory of the Company and provided guidance on how the Company could be returned to profitability; however, the Board (the majority of which is comprised of Subject Directors) has failed to adequately respond to such concerns. For example, as disclosed in Mr. Barnhill’s Amendment No. 1 to his definitive consent solicitation statement filed with the Commission under cover of Schedule 14A on October 15, 2020 (the “Definitive Consent Statement”), Mr. Barnhill sent a letter to the Board on July 12, 2018 that expressed his concerns with Murray Wright’s performance as CEO and the future trajectory of the Company, concerns he later voiced in the boardroom and multiple follow up e-mails.(4) However, the Board (controlled by the Subject Directors) did not replace Mr. Wright until August 20, 2019, over a year

(1)  TSR includes dividends and was calculated from September 24, 2015 to September 24, 2020, the day before Mr. Barnhill and the other named participants filed their preliminary consent solicitation statement with the Commission under cover of Schedule 14A (the “Preliminary Consent Statement”).

(2)  TSR includes dividends and was calculated from June 1, 2018 to September 24, 2020, the day before the Preliminary Consent Statement was filed.

(3)  Delaware General Corporation Law § 141. “The board has the power and the duty to decide what operations the corporation will pursue, which officers will run those operations, where and how they will run the business, and how the corporation will organize itself to benefit the stockholders. The board makes decisions regarding the corporation’s long-term business plans, profits, investments, marketing strategy, dividends, and the like.” R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 4.13 (2006 WL 2450107).

(4)  As disclosed in the Definitive Consent Statement, “[o]n June 25, 2019, Mr. Barnhill sent an e-mail to John Beletic, Lead Director on the Board, stating that Mr. Barnhill believes ‘TESSCO’s current leadership and strategy has failed to produce results for the benefit of our shareholders in the exploding telecom industry’ and that Mr. Barnhill is “profoundly concerned that TESSCO’s overall deterioration will continue without immediate action.”

after Mr. Barnhill expressed his concerns. During this time period, TSR dropped approximately 9.2%.(5)

With regards Mr. Barnhill’s statement that the “Board patted itself on the back for capital allocation decisions that were obviously value destructive.” The Board (the majority of which is comprised of the Subject Directors) has continued to pursue revenue growth in the Company’s least profitable market, Public Carrier, while profit margins in this market have dropped significantly.(6)  This drop in profit margins in the Public Carrier market has contributed to lower overall gross profit margins for the Company.

Since 2016, the Compensation Committee of the Board has been comprised of four of the five Subject Directors.  During this time, the Company’s compensation practices have led to further value destruction.  For example, between FY2016 and FY2017, the Company’s revenues increased by only $2.6 million; however, over the same time period, compensation and benefits expenses increased by $4.2 million.(7)

Mr. Barnhill believes that the above examples provide clear evidence of the value destruction occurring during the Subject Directors’ tenure on the Board and believes that the Subject Directors’ majority representation on the Board will result in further value destruction.  Instead of adequately responding to Mr. Barnhill’s and other shareholder concerns regarding the poor performance of the Company, the Board, led by Mr. Beletic, has taken action to entrench the Subject Directors and to further reduce the input of Mr. Barnhill.(8)

*            *             *

Please do not hesitate to contact me or my colleague Gabriel M. Steele via e-mail at  ERSmith@Venable.com and GMSteele@Venable.com if there are any comments or questions regarding the foregoing or if we can be of assistance in any way. You may contact me via telephone at (410) 528-2355 or Gabriel at (410) 244-7421.  You may also reach either of us at the mailing address set forth above.

Sincerely,

/s/ Eric R. Smith

(5)  TSR includes dividends and was calculated from July 12, 2018 to August 20, 2019.

(6)  In its FY2015 Annual Report on Form 10-K, the Company stated that one of the major risks to the Company was that “[i]f rapid growth in the public carriers, contractors and program managers market, and specifically for distributed antenna systems products, continues, we will face pressure to maintain current gross margins.”

(7)  In its FY2017 Annual Report on Form 10-K, the Company disclosed that “compensation and benefits expense increased by $4.2 million, or 6.8%, in fiscal year 2017 as compared to fiscal year 2016, primarily related to higher business generation across all markets and operations compensation costs to support the increase in retail sales volume.”

(8)  As disclosed in the Definitive Consent Statement, the Board (i) adopted a retirement policy that will result in Mr. Barnhill’s inability to be nominated as a director in 2021, (ii) removed Mr. Barnhill as chairman and (3) increased the vote required to call a special meeting of shareholders.